[Owens-Brockway Glass Container Inc. Letterhead]

July 24, 2009

VIA EDGAR AND FAX

Pamela A. Long

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549

Re:	Owens-Illinois Group, Inc. et al.
Form S-4 filed June 25, 2009
File No. 333-160226

Dear Ms. Long:

On behalf of Owens-Illinois Group, Inc. and Owens-Brockway Glass Container Inc. (together, the “Company”), I am responding to certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 21, 2009, with respect to the above-referenced Registration Statement on Form S-4 initially filed with the Commission on June 25, 2009.  Please see the letter of the Company’s outside counsel, Latham & Watkins LLP, which responds to the other comments from the Staff and is separately provided herewith.

The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comment in the Staff’s letter.  My response follows the Staff’s comment.

Form S-4

Exhibit 5.2

15.       Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

Response:  The undersigned confirms that the reference to the General Corporation Law of the State of Delaware included in the legal opinion filed as exhibit 5.2 to Amendment No. 1 includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.

16.       We note internal counsel’s limitation of opinion “as to the internal laws of the State of Ohio and the General Corporation Law of the State of Delaware….”  Given that two of your subsidiary guarantors are incorporated in New York and Pennsylvania, please have counsel revise his legal opinion to extend to the laws of these states.

Response:  The legal opinion filed as exhibit 5.2 to Amendment No. 1 has been revised to cover the General Corporation Law of the State of New York and the General Corporation Law of the State of Pennsylvania.  The undersigned confirms that references to the General Corporation Law of the State of New York included in the legal opinion filed as exhibit 5.2 to Amendment No. 1 includes the statutory provisions and all applicable provisions of the New York Constitution and any reported judicial decisions interpreting these laws.  The undersigned further confirms that the reference to the General Corporation Law of the State of Pennsylvania included in the legal opinion filed as exhibit 5.2 to Amendment No. 1 includes the statutory provisions and all applicable provisions of the Pennsylvania Constitution and any reported judicial decisions interpreting these laws.

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Please contact Keith Benson of Latham & Watkins LLP at (415) 646-8307, Tracy K. Edmonson of Latham & Watkins LLP at +44.20.7710.5810 or the undersigned at (567) 336-1032 if you have any questions or comments regarding the foregoing.  Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ James W. Baehren

James W. Baehren
Senior Vice President and Secretary
Owens-Brockway Glass Container Inc.

cc:	Tracy K. Edmonson, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP